UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 811-06652

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☒ Form N-SAR	☐ Form N-CSR

	For Period Ended:	10/31/2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aberdeen Investment Funds
Full Name of Registrant

Former Name if Applicable

1735 Market Street, 32nd Floor
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report on Form N-SAR will be filed on or before the fifteenth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant submits this notice of an extension because it needs additional time to resolve a tax re-classification issue with respect to Aberdeen Total Return Bond Fund and a dividend accrual adjustment with respect to Aberdeen Select International Equity Fund II.  The tax re-classification issue and dividend accrual adjustment cannot reasonably be resolved by December 30, 2015, which is the Registrant’s deadline for filing Form N-SAR.  The extension applies to all of the Registrant’s series portfolios, which are contained in the same report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrea Melia	(215)	405-2049
	(Name)	(Area Code)	(Telephone Number)

	Lucia Sitar	(215)	405-5770
	(Name)	(Area Code)	(Telephone Number)

	Jay G. Baris	(212)	468-8053
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aberdeen Investment Funds

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	12/30/2015	By	/s/ Andrea Melia
Andrea Melia Principal Financial Officer and Treasurer Aberdeen Investment Funds

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).